[Letterhead of Sutherland Asbill & Brennan LLP]


MARY JANE WILSON-BILIK
DIRECT LINE: 202.383.0660
Internet: mj.wilson-bilik@sablaw.com


                                February 1, 2005


VIA EDGAR

Patrick Scott
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 5-6
Washington, DC 20549

Re:  Kemper Investors Life Insurance Company
     KILICO Variable Annuity Separate Account
     Individual and Group Flexible Premium Variable, Market Value
     Adjusted, and Fixed Deferred Annuity Contract
     Request for Withdrawal of Registration Statement on Form N-4
     Pursuant to Rule 477 (File No. 333-61194; 811-03199)

Dear Mr. Scott:

     On behalf of KILICO Variable Annuity Separate Account (the "Variable Account") and Kemper Investors Life Insurance Company (the "Company"), we hereby request that the above-referenced registration statement filed on Form N-4 be withdrawn, pursuant to Rule 477 under the Securities Act of 1933, as amended (the "1933 Act").

     The initial registration statement was filed with the Commission on May 18, 2001, and a pre-effective amendment to the registration statement was filed with the Commission on October 12, 2001, in connection with an intended offering of certain variable annuity contracts. The Company has since determined not to undertake that particular offering. It is our understanding that the registration statement was declared effective by the Commission. No securities were sold with respect to that registration statement.

     It should be noted that the Variable Account is a registered unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act") (File No. 811-03199). The Variable Account is the funding vehicle for different classes of variable annuity contracts issued by the Company that are registered separately under the 1933 Act. Therefore, the Variable Account will maintain its registered status under the 1940 Act.

     In addition, it should be noted that the contract registered on the above-referenced Form N-4 is a combination contract that includes a registered market value adjustment feature. Concurrent with this Form RW request, therefore, we are also requesting withdrawal of the registration statement that had been filed by the Company on Form S-1 to register the market value adjustment feature (File No. 333-61204).

     If you have any questions or comments concerning this request, please call me at (202) 383-0660.

                                                  Sincerely,

                                                 /s/ Mary Jane Wilson-Bilik

                                                 Mary Jane Wilson-Bilik

cc:      Diane C. Davis, President, KILICO
         James P. Brennan, Sr., Esq., Chief Compliance Officer, KILICO